1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

December 26, 2018

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

Files No. 033-12113, 811-05028

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments to the Registrant’s Proxy Statement/Prospectus on Form N-14 (“Proxy Statement/Prospectus”) with respect to (i) reorganizations in which each of four series of Forum Funds II will be reorganized into a corresponding newly-registered series of the Registrant (each, a “Reorganization” and, collectively, the “Reorganizations”) and (ii) an investment advisory agreement between Forum Funds II, on behalf of each of the four Gurtin Funds (as defined below), and Gurtin Fixed Income Management, LLC dba Gurtin Municipal Bond Management (“Gurtin”), as filed on November 23, 2018 (collectively, the “Proposals”). The proposed Reorganizations are:

The acquisition of the assets of:	By and in exchange for shares of:
(“Gurtin Funds” or “Target Funds”)	(“PIMCO Gurtin Funds” or “Acquiring Funds”)
Gurtin California Municipal Intermediate Value Fund	PIMCO Gurtin California Municipal Intermediate Value Fund
Gurtin California Municipal Opportunistic Value Fund	PIMCO Gurtin California Municipal Opportunistic Value Fund
Gurtin National Municipal Intermediate Value Fund	PIMCO Gurtin National Municipal Intermediate Value Fund
Gurtin National Municipal Opportunistic Value Fund	PIMCO Gurtin National Municipal Opportunistic Value Fund

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A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in the Proxy Statement/Prospectus.

Questions and Answers Relating to the Proposals

Comment 1: In “Questions and Answers – General – Why is the Meeting being held, and what is being proposed?,” disclose the term of the Proposed Advisory Agreement, and disclose that, if a Reorganization is approved for one or more Target Funds, disclose the effect on the Proposed Advisory Agreement with respect to those Target Fund(s).

Response: The Registrant will revise the disclosure as follows:

The Gurtin Funds Board has approved, and recommends that shareholders of the Gurtin Funds approve, an investment advisory agreement between Forum Funds II, on behalf of each Target Fund, and Gurtin (i.e., a non-interim investment advisory agreement) (the “Proposed Advisory Agreement”). If approved by shareholders, the Proposed Advisory Agreement may remain in effect for an initial period of up to two years from the date of its effectiveness, and thereafter the Proposed Advisory Agreement must be approved at least annually by the Gurtin Funds Board or by vote of a majority of a Target Fund’s outstanding voting securities, and in either case by a majority of the trustees who are not parties to the Proposed Advisory Agreement or “interested persons” (as defined in the 1940 Act) of any such party (other than as trustees of Forum Funds II). In the event a Reorganization is not approved or a Reorganization is not completed or is delayed until after the 150-day term of the Interim Advisory Agreement, Gurtin would continue to provide advisory services to the Gurtin Fund(s) under the Proposed Advisory Agreement, if approved by shareholders of the relevant Gurtin Fund(s). In addition, approval of the Proposed Advisory Agreement by shareholders of the Target Fund(s) would permit Gurtin to receive the advisory fees to be held in escrow for its services provided to the relevant Target Funds under the Interim Advisory Agreement, as further discussed below. As further described in the accompanying Proxy Statement/Prospectus, the terms of the Proposed Advisory Agreement are substantially identical to the terms of the Current Advisory Agreements. If shareholders of a Target Fund approve the Reorganization as it relates to the Target Fund, shareholders of that Target Fund will become shareholders of the corresponding Acquiring Fund, which is advised by PIMCO and sub-advised by Gurtin, and such Target Fund will be liquidated.

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Comment 2: Confirm that the sub-advisory agreement with Gurtin will be filed as an exhibit to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”) for the Acquiring Funds.

Response: The Registrant confirms that the sub-advisory agreement with Gurtin will be filed as an exhibit to the Registrant’s registration statement under the 1940 Act for the Acquiring Funds.

Comment 3: In “Questions and Answers – Proposed Reorganization Agreement (Proposal 1) – Are the Reorganizations expected to create a taxable event?,” it is stated that, “It is anticipated that each Reorganization will qualify for federal income tax purposes as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended.” Add disclosure in this subsection that each Fund will receive a tax opinion to this effect.

Response: The Registrant will add disclosure that each Fund will receive a tax opinion that each Reorganization will qualify for federal income tax purposes as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended.

Proxy Statement/Prospectus

Comment 4: Confirm that the Registrant’s registration statement under the 1940 Act for the Acquiring Funds will be effective as of the day the Proxy Statement/Prospectus is effective.

Response: The Registrant confirms that the Registrant’s registration statement under the 1940 Act for the Acquiring Funds will be effective as of the day the Proxy Statement/Prospectus is effective.

Comment 5: In “Proposal 1 – Approval of the Reorganization Agreement – Background,” it is disclosed that “It is anticipated that the total annual fund operating expenses (i.e., on a gross basis) of each Acquiring Fund’s Institutional Class shares will be equal to or lower than those of its corresponding Target Fund’s Institutional Class shares and the total annual fund operating expenses after fee waiver and/or expense reimbursement (i.e., on a net basis) of each Acquiring Fund’s Institutional Class shares will be equal to those of its corresponding Target Fund’s Institutional Class shares under the terms of a fee waiver arrangement with PIMCO through July 31, 2021.” Please explain in your response how net total annual fund operating expenses of each Acquiring Fund’s Institutional Class shares will be equal to net total annual fund operating expenses of its corresponding Target Fund’s Institutional Class shares if, on a gross basis, the total annual fund operating expenses for the Acquiring Fund’s Institutional Class shares are lower than total annual fund operating expenses for the corresponding Target Fund’s Institutional Class shares. Please clarify the disclosure accordingly.

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Response: The gross total annual fund operating expenses and the net total annual fund operating expenses of the PIMCO Gurtin California Municipal Opportunistic Value Fund’s Institutional Class shares will be equal to the corresponding gross and net total annual fund operating expenses of its corresponding Target Fund’s Institutional Class shares.

With respect to each other Acquiring Fund, the Institutional Class shares’ net total annual fund operating expenses will be equal to those of its corresponding Target Fund’s Institutional Class shares, despite the gross total annual fund operating expenses for the Acquiring Fund’s Institutional Class shares being lower than gross total annual fund operating expenses for the corresponding Target Fund’s Institutional Class shares, because the amount of fee waiver and/or expense reimbursement for each such Acquiring Fund’s Institutional Class shares will be lower than the current fee waiver amount for its corresponding Target Fund’s Institutional Class shares.

As noted, it is proposed that shareholders of each Target Fund will be subject to the same net total annual fund operating expenses after a Reorganization as before the Reorganization under the terms of a fee waiver arrangement with PIMCO through July 31, 2021.

The Registrant will revise the disclosure as follows:

It is anticipated that, while the total annual fund operating expenses before any fee waiver and/or expense reimbursement (i.e., on a gross basis) of each Acquiring Fund’s Institutional Class shares will be equal to or lower than those of its corresponding Target Fund’s Institutional Class shares, ~~and~~ the total annual fund operating expenses after fee waiver and/or expense reimbursement (i.e., on a net basis) of each Acquiring Fund’s Institutional Class shares will be equal to those of its corresponding Target Fund’s Institutional Class shares under the terms of a fee waiver arrangement with PIMCO through July 31, 2021.

Comment 6: Please apply the previously communicated Staff comments on Post-Effective Amendment No. 320 to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 439 to the Registrant’s registration statement under the 1940 Act, as filed on October 19, 2018 (the “October 19, 2018 filing”), to the disclosure concerning the Acquiring Funds in “Proposal 1 – Approval of the Reorganization Agreement.”

Response: The Registrant will apply the previously communicated Staff comments on the October 19, 2018 filing to the disclosure concerning the Acquiring Funds in “Proposal 1 – Approval of the Reorganization Agreement.”

Comment 7: In “Proposal 1 – Approval of the Reorganization Agreement – Comparison of Fees and Expenses,” update the expenses shown to those incurred during the year ended September 30, 2018, and supplementally confirm that such expenses represent current fees. See Item 3 to Form N-14.

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Response: The Registrant will update the expenses shown to those incurred during the year ended September 30, 2018, and confirms that such expenses represent current fees.

Comment 8: In each Annual Fund Operating Expenses table in the “Proposal 1 – Approval of the Reorganization Agreement – Comparison of Fees and Expenses” subsection, it is disclosed that Gurtin may be reimbursed by the applicable Target Fund for fees waived and expenses reimbursed by Gurtin pursuant to the Expense Cap. With respect to each Target Fund, if Gurtin’s ability to recoup fees waived and expenses reimbursed by Gurtin pursuant to the Expense Cap expires upon Reorganization, disclose this fact in footnote 1 to the Annual Fund Operating Expenses table in this subsection for each Target Fund. If Gurtin’s ability to recoup fees waived and expenses reimbursed by Gurtin pursuant to the Expense Cap does not expire upon Reorganization, please supplementally state this.

Response: By its terms, the Expense Cap terminates “concurrent with the termination of the advisory agreement between [Gurtin] and [Forum Funds II] with respect to [a Target Fund].” Upon the Reorganization of a Target Fund, such Target Fund will be liquidated. The advisory agreement between Gurtin and Forum Funds II with respect to such Target Fund will terminate upon such liquidation, resulting in termination of the Expense Cap with respect to such Target Fund. Moreover, following the provisions on recoupment, the Expense Cap provides that Gurtin “understands that it shall look only to the assets attributable to the relevant Fund for performance of this Agreement and for payment of any claim the Adviser may have hereunder.” Because the Target Fund will have liquidated upon Reorganization, no such assets will remain with respect to which Adviser may seek recoupment. Gurtin will be a wholly-owned subsidiary of PIMCO at the time of any Reorganization, and PIMCO and Gurtin confirm that no recoupment will be sought from a Target Fund or Acquiring Fund with respect to amounts waived by Gurtin pursuant to the Expense Cap prior to the Reorganization of the corresponding Target Fund. Disclosure to this effect will be added in footnote 1 to the Annual Fund Operating Expenses table in this subsection for each Target Fund.

Comment 9: In footnote 2 to each Annual Fund Operating Expenses table in the “Proposal 1 – Approval of the Reorganization Agreement – Comparison of Fees and Expenses” subsection, disclose which parties may terminate the Fee Waiver Agreement and the circumstances under which the Fee Waiver Agreement may be terminated. See Instruction 3(e) to Item 3 of Form N-1A. Additionally, disclose any ability of PIMCO to recoup fees waived pursuant to the Fee Waiver Agreement and briefly describe the terms of any such recoupment.

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Response: The Registrant notes that under the terms of the Fee Waiver Agreement, only the Registrant and PIMCO, the Acquiring Funds’ investment adviser, may terminate the Fee Waiver Agreement and the current disclosure notes PIMCO’s ability to terminate the agreement and the circumstances under which PIMCO may terminate. In accordance with General Instruction (C)(1) of Form N-1A, as the Fee Waiver Agreement is beneficial to the Acquiring Funds, the Registrant does not believe that disclosing its ability to terminate the agreement would be helpful to investors and could result in investor confusion. Accordingly, the Registrant respectfully declines to revise the relevant disclosure. Regarding recoupment, the Registrant notes that PIMCO may not recoup any fees waived for any Acquiring Fund pursuant to the Fee Waiver Agreement. The Registrant will modify footnote 2 to include a statement that, “PIMCO may not recoup these waivers in future periods.”

Comment 10: In “Proposal 1 – Approval of the Reorganization Agreement – Comparison of Principal Investment Strategies” for each Acquiring Fund, it is stated that the Acquiring Fund may engage in short sales. If the corresponding Target Fund may not engage in short sales, please disclose this difference in the introductory paragraph. See Item 3(b) of N-14.

Response: No Acquiring Fund currently expects to engage in short sales as a principal investment strategy and, accordingly, each Acquiring Fund has removed this disclosure in the principal investment strategies and principal risks.

Comment 11: In “Proposal 1 – Approval of the Reorganization Agreement – Comparison of Principal Investment Risks” for each Acquiring Fund, confirm that all disclosed principal risks are in fact principal risks of investing in the Acquiring Fund.

Response: The Registrant has reviewed the principal risks of each Acquiring Fund and has removed short exposure risk as a principal risk for each Acquiring Fund (corresponding to the removal of short sale disclosure in the principal investment strategies, as discussed in the response to Comment 10). The Registrant confirms that each other principal risk listed in each Acquiring Fund’s summary section is a principal risk of investing in the respective Acquiring Fund.

Comment 12: In “Proposal 1 – Approval of the Reorganization Agreement – Comparison of Performance,” for each Target Fund, if a blended index is shown in an Average Annual Total Returns Table, separately disclose each component of that index in a separate line-item in the table.

Response: The Registrant respectfully declines to make the requested change to disclose each component index of a blended index as a separate line item in the Average Annual Total Returns table for each Target Fund. The Registrant is not aware of any requirement to list separately each index represented in a blended benchmark. Instruction 2(b) to Item 4 of Form N-1A notes that a fund may include an additional index as long as such index is permissible under Instruction 6 to

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Item 27(b)(7). Such instruction encourages funds to compare their performance to “other more narrowly based indexes that reflect the market sectors in which the Fund invests.” The Registrant believes that the blended indexes are more representative of the Target Funds’ respective holdings and therefore more informative to investors, and that performance of each component index of the blended indexes may not be useful to investors. Accordingly, the Registrant respectfully declines to show the performance of each component index of the blended index as a separate sub-line under the blended index.

Comment 13: In “Proposal 1 – Approval of the Reorganization Agreement – Comparison of Management,” it is disclosed for each Acquiring Fund that PIMCO pays Gurtin a subadvisory fee “from PIMCO’s own resources.” Supplementally confirm that the subadvisory fee is paid from PIMCO’s own resources (as opposed to indirectly by the Acquiring Fund through the advisory fee payable to PIMCO) or revise the disclosure accordingly.

Response: The Registrant will revise the disclosure for each Acquiring Fund to add: “Such resources may include, but are not limited to, the advisory fees paid to PIMCO under the Acquiring Funds’ investment advisory agreements.”

Comment 14: “In Proposal 1 – Approval of the Reorganization Agreement – Comparison of Performance” for each Target Fund, it is disclosed that “After-tax returns shown are not relevant to investors who hold their [Target Fund] shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.” Please add disclosure that investments in such accounts may be taxable upon withdrawal.

Response: The Registrant will add disclosure that investments in such accounts may be taxable upon withdrawal.

Comment 15: In “Proposal 1 – Approval of the Reorganization Agreement – Proposal 1(d) – Comparison of Principal Investment Risks,” there is no reference to short sales in the principal investment strategies for the PIMCO Gurtin National Municipal Opportunistic Value Fund, but Short Exposure Risk is listed as a principal investment risk of the Fund. Please reconcile the Fund’s principal investment strategies and principal risks.

Response: As discussed in the response to Comments 10 and 11, no Acquiring Fund currently expects to engage in short sales as a principal investment strategy and, accordingly, each Acquiring Fund has removed this disclosure in the principal investment strategies and principal risks.

Comment 16: In “Additional Information Regarding Proposal 1 – Management Arrangements,” please add disclosure to make the discussion a more balanced presentation. For example, consider reflecting points from the discussion in “Proposal 1 – Approval of the Reorganization Agreement

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– Board Considerations” regarding the view that the unified fee structure may not provide the same opportunities for shareholders to realize economies of scale as compared to the fee structure for the Gurtin Funds.

Response: The Registrant will revise the disclosure to add: “However, the unified fee structure of the Acquiring Funds may not provide the same opportunities for shareholders to potentially realize lower fees and expenses over time as compared to the fee structure for the Gurtin Funds (notwithstanding that the unified fee protects shareholders from increasing fees and expenses by maintaining fixed fees over the applicable contract period even if a particular Acquiring Fund’s assets decline and/or its operating costs rise).”

Comment 17: Supplementally confirm that the tax opinion referenced in “Additional Information Regarding Proposal 1 – Federal Income Tax Consequences” will comply with Staff Legal Bulletin No. 19.

Response: The Registrant confirms that the tax opinion referenced in “Additional Information Regarding Proposal 1 – Federal Income Tax Consequences” will comply with Staff Legal Bulletin No. 19.

Comment 18: In “Additional Information Regarding Proposal 1 – Rights of Shareholders,” disclose how many Trustees are needed to approve a consolidation or merger under the Target Funds’ governing documents.

Response: The Registrant will disclose that, for the Target Funds, a consolidation or merger may be approved by a majority of the Forum Funds II Trustees present at a duly called meeting at which a quorum is present or by written consent of a majority of Trustees, as specified under the Target Funds’ governing documents.

Comment 19: In “Additional Information Regarding Proposal 1 – Rights of Shareholders,” please clarify the rights of Target Fund shareholders with respect to the termination of a fund instead of saying “N/A*”.

Response: The Registrant will revise the disclosure as follows:

~~N/A*~~A majority of the Trustees may provide for the termination of a series.

Comment 20: In “General Information about the Proxy Statement/Prospectus – Adjournments,” it is disclosed that “if a quorum [of Target Fund shareholders] is present [at the special meeting of shareholders to consider and act upon the Proposals] but sufficient votes to approve a proposal described in this Proxy Statement/Prospectus are not received, the persons named as proxies may,

Anu Dubey December 26, 2018 Page 9

but are under no obligation to, propose one or more adjournments of the Meeting of the Target Fund to permit further solicitation of proxies” and that “[t]he Meeting with respect to each Target Fund may be adjourned from time to time by a majority of the votes of a Target Fund properly cast upon the question of adjourning the Meeting of the Target Fund to another date and time, whether or not a quorum is present, and the Meeting may be held as adjourned without further notice.” The Staff believes that a proposal to adjourn as described above, when a quorum is present, is a substantive proposal for which proxies must be independently solicited, and for which discretionary authority is unavailable to the people who are proxies. Accordingly, please add a proposal to the Proxy Statement/Prospectus regarding such adjournment when a quorum is present. See Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended.

Response: In consideration of the Staff’s comment, the Registrant has reviewed the Target Funds’ governing documents and Rule 14a-4(c) under the Securities Exchange Act of 1934 and has determined not to add a proposal to the Proxy Statement/Prospectus regarding such adjournment when a quorum is present. The Registrant notes that the Target Funds’ Trust Instrument provides that “[a] meeting of Shareholders may be adjourned one or more times for any reason, including the failure of a quorum to attend the meeting.” (emphasis added) Thus, the authority under the Target Funds’ Trust Instrument to adjourn a shareholder meeting “for any reason” is not constrained to circumstances where a quorum is not present. The Registrant notes that the action of adjourning the Meeting in order to solicit additional proxies is not an action being contemplated.

The Registrant will revise the disclosure as follows:

~~If a quorum of shareholders of a Target Fund is not present at the Meeting, or if a quorum is present but sufficient votes to approve a proposal described in this Proxy Statement/Prospectus are not received, the persons named as proxies may, but are under no obligation to, propose one or more adjournments of the Meeting of the Target Fund to permit further solicitation of proxies~~ A meeting of Target Fund shareholders may be adjourned one or more times for any reason. Any business that might have been transacted at the Meeting with respect to a Target Fund may be transacted at any such adjourned session(s) at which a quorum is present. The Meeting with respect to each Target Fund may be adjourned from time to time by a majority of the votes of a Target Fund properly cast upon the question of adjourning the Meeting of the Target Fund to another date and time, whether or not a quorum is present, and the Meeting may be held as adjourned without further notice. ~~The persons designated as proxies may use their discretionary authority to vote on questions of adjournment and on any other proposals raised at the Meeting to the extent permitted by the SEC’s proxy rules, including proposals for which timely notice was not received, as set forth in the SEC’s proxy rules.~~

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Comment 21: Please apply previously communicated Staff comments on the October 19, 2018 filing to the disclosure in “Appendix B – Additional Information about the Acquiring Funds.”

Response: The Registrant will apply previously communicated Staff comments on the October 19, 2018 filing to the disclosure in “Appendix B – Additional Information about the Acquiring Funds,” as applicable.

Comment 22: In “Appendix G – Investment Restrictions,” disclose earlier in the Proxy Statement/Prospectus (for example, in the “Proposal 1 – Approval of the Reorganization Agreement – Comparison of Fundamental Investment Restrictions” section for each Acquiring Fund) the fact that the Acquiring Funds have a fundamental investment restriction with respect to investing in other investment companies (i.e., operating in a master-feeder structure) and the Target Funds do not have a similar fundamental investment restriction. See Item 3(b) of N-14.

Response: The Registrant will revise the disclosure in the “Proposal 1 – Approval of the Reorganization Agreement – Comparison of Fundamental Investment Restrictions” section for each Acquiring Fund as follows:

The fundamental investment restrictions of the Funds, meaning those policies that may not be changed without shareholder approval, are substantively similar. Although each Fund describes its fundamental investment restrictions differently in some respects, these differences do not reflect a material difference between how each Fund is (or will be) managed. It is noted that each Acquiring Fund has a fundamental policy that it may pursue its investment objective by investing in one or more underlying investment companies or vehicles that have substantially similar investment objectives, policies and limitations as the Acquiring Fund. The Target Funds do not disclose such a policy, but are similarly permitted to operate in this manner. Please see Appendix G for the fundamental investment restrictions of the Funds.

Proxy Card

Comment 23: Revise the proxy card so that a separate proxy card is created for each Target Fund with only the proposals applicable to that Target Fund and supplementally confirm that shareholders of each Target Fund will receive only the proxy card(s) for the Target Fund(s) they own.

Response: The Registrant will revise the proxy card so that a separate proxy card is created for each Target Fund with only the proposals applicable to that Target Fund and confirms that shareholders of each Target Fund will receive only the proxy card(s) for the Target Fund(s) they own.

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Statement of Additional Information

Comment 24: In Additional Information, disclose the fee rate to be paid to Gurtin pursuant to the sub-advisory agreement with Gurtin. See Item 19(a)(3) of Form N-1A, which requires, with respect to each investment adviser, disclosure of “[t]he method of calculating the advisory fee payable by the Fund”.

Response: In consideration of the Staff’s comment, the Registrant has reviewed the advisory fee rates table and has determined not to incorporate revisions at this time. Item 19(a)(3) of Form N-1A requires the disclosure of “the advisory fee payable by the Fund.” As disclosed in the SAI, the subadvisory fee is paid by PIMCO, thus such fees are not payable by the Fund.

*                     *                    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan G. Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP